EXHIBIT 23.2

DEGOLYER AND MACNAUGHTON
5001 Spring Valley Road
Suite 800 East
Dallas, Texas 75244

January 29, 2008

EOG Resources, Inc.
1111 Bagby Street, Sky Lobby 2
Houston, Texas 77002

Ladies and Gentlemen:

Pursuant to your request, we have prepared estimates of the proved crude oil, condensate, natural gas liquids, and natural gas reserves, as of December 31, 2007, of certain selected properties in the United States, Canada, Trinidad, and the United Kingdom owned by EOG Resources, Inc. (EOG). The properties consist of working and royalty interests located in California, Kansas, Mississippi, New Mexico, Oklahoma, Pennsylvania, Texas, Utah, and Wyoming; in Alberta and Saskatchewan, Canada; offshore from Trinidad; and offshore from the United Kingdom. The estimates are reported in detail in our "Report as of December 31, 2007 on Proved Reserves of Certain Properties in the United States owned by EOG Resources, Inc. Selected Properties," our "Report as of December 31, 2007 on Proved Reserves of Certain Properties in Canada owned by EOG Resources, Inc. Selected Properties," our "Report as of December 31, 2007 on Reserves of Certain Properties in Offshore Trinidad owned by EOG Resources, Inc.," and our "Report as of December 31, 2007 on Proved Reserves of Certain Properties in Offshore United Kingdom owned by EOG Resources, Inc.," hereinafter collectively referred to as the "Reports." We also have reviewed information provided to us by EOG that it represents to be EOG's estimates of the reserves, as of December 31, 2007, for the same properties as those included in the Reports.

Proved reserves estimated by us and referred to herein are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. Proved reserves are defined as those that have been proved to a high degree of certainty by reason of actual completion, successful testing, or in certain cases by adequate core analyses and electrical-log interpretation when the producing characteristics of the formation are known from nearby fields. These reserves are defined areally by reasonable geological interpretation of structure and known continuity of oil- or gas-saturated material. This definition is in agreement with the definition of proved reserves prescribed by the Securities and Exchange Commission (SEC).

EOG represents that its estimates of the proved reserves, as of December 31, 2007, net to its interests in the properties included in the Reports are as follows, expressed in thousands of barrels (Mbbl) or millions of cubic feet (MMcf):

Oil, Condensate, and Natural Gas Liquids (Mbbl)	Natural Gas (MMcf)	Net Equivalent (MMcf)

111,792	5,449,580	6,120,330

Note: Net equivalent million cubic feet is based on 1 barrel of oil, condensate, or natural gas liquids being equivalent to 6,000 cubic feet of gas.

EOG has advised us, and we have accepted as represented, that its estimates of proved oil, condensate, natural gas liquids, and natural gas reserves are in accordance with the rules and regulations of the SEC.

Proved reserves net to EOG's interests estimated by us for the properties included in the Reports, as of December 31, 2007, are as follows, expressed in thousands of barrels (Mbbl) or millions of cubic feet (MMcf):

Oil, Condensate, and Natural Gas Liquids (Mbbl)	Natural Gas (MMcf)	Net Equivalent (MMcf)

98,764	5,335,563	5,928,147

Note: Net equivalent million cubic feet is based on 1 barrel of oil, condensate, or natural gas liquids being equivalent to 6,000 cubic feet of gas.

In making a comparison of the detailed reserves estimates prepared by us and by EOG of the properties involved, we have found differences, both positive and negative, in reserves estimates for individual properties. These differences appear to be compensating to a great extent when considering the reserves of EOG in the properties included in the Reports, resulting in overall differences not being substantial. It is our opinion that the reserves estimates prepared by EOG on the properties reviewed by us and referred to above, when compared on the basis of net equivalent million cubic feet of gas, do not differ materially from those prepared by us.

Submitted,

/s/ DeGOLYER and MacNAUGHTON
DeGOLYER and MacNAUGHTON